Exhibit 3.44

CERTIFICATE OF CONVERSION

OTHER BUSINESS ENTITY

INTO

FLORIDA LIMITED LIABILITY COMPANY

This Certificate of Conversion and attached Articles of Organization are submitted to convert the following “Other Business Entity” into a Florida Limited Liability Company in accordance with s.608.439, Florida Statutes.

1.             The name of the “Other Business Entity” immediately prior to the filing of this Certificate of Conversion is CDA InterCorp.

2.             The “Other Business Entity” is a corporation first incorporated under the laws of Florida on February 9, 1970.

3.             The name of the Florida Limited Liability Company as set forth in the attached Articles of Organization is CDA InterCorp LLC.

4.             The effective date of this Certificate of Conversion shall be June 30, 2007.

Dated: June 25th, 2007	/s/ Gregory Rufus

	Print Name:	Gregory Rufus

	Title:	Authorized Person